Exhibit 99.1

ASX, Nasdaq and Media Release

January 8, 2025

Opthea to Host Investor Days in New York and Australia

Updates on commercial insights and readiness plans for sozinibercept in wet AMD

Opthea management to present in New York City on Tuesday, January 28 at 1:30 PM ET

In-person events in Sydney on February 3 and Melbourne on February 5

Melbourne, Australia, and Princeton, NJ, US, January 8, 2025 -- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that it will host an Investor Day on Tuesday, January 28, 2025 at 1:30 PM ET in New York City, followed by presentations in Sydney and Melbourne in early February.

As the Company prepares for the anticipated topline data readout of its two pivotal trials, COAST in early CY Q2 2025 and ShORe in mid-CY 2025, the New York in-person event and live webcast will feature presentations from international retina thought leader Charles C. Wykoff, MD, PhD and Opthea’s senior management team, including Chief Commercial Officer Mike Campbell. Opthea’s Investor Day will highlight the following:

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The continued medical need for better vision outcomes in wet AMD and the opportunity for sozinibercept to transform patient lives with superior vision gains.
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New insights on the commercial potential and commercial readiness plans for sozinibercept in combination with standard-of-care anti-VEGF-A therapies.

It is expected that the presentations, followed by a question-and-answer session, will conclude by approximately 3:00 PM ET. Following the live webcast, a replay will be made available on the Company’s website.

The Company’s senior management will also host in-person investor presentations in Sydney on Monday February 3 at 4:30 PM AEDT and Melbourne on Wednesday February 5 at 4:30 PM AEDT.

Links to register or access the webcast will be available on the Investor Section of the Company’s website under “Events and Presentations” here.

About Charles C. Wykoff, MD, PhD

Charles C. Wykoff, MD, PhD is a board-certified retina specialist with Retina Consultants of Texas (RCTX). Leading a top international research facility for vitreoretinal diseases, Dr. Wykoff serves as Director of Research at RCTX and is Chair of Research and Clinical Trials at Retina Consultants of America. In addition, he serves as the elected Deputy Chair of Ophthalmology for the Blanton Eye Institute, Houston Methodist Hospital, and Clinical Professor of Ophthalmology, Weill Cornell Medical College. Dr. Wykoff has been awarded multiple Achievement, Honor and Senior Honor Awards and has published over 350 peer-reviewed manuscripts. Dr. Wykoff serves as the Chief Investigator for Opthea’s COAST Phase 3 pivotal trial and is Co-Chair of the COAST and ShORe Steering Committee.

About Mike Campbell, Chief Commercial Officer, Opthea

Mr. Campbell brings 30 years of biotech and pharmaceutical commercial leadership experience across sales, marketing, market access, patient services, and operations to the Company. He dedicated most of his career to launching and commercializing innovative treatments for retinal and ocular surface diseases. During his tenure at Genentech, Mr. Campbell was a key leader for the commercial build and launch of Lucentis®, the first anti-VEGF-A treatment approved for wet AMD; he served in commercial leadership roles through the lifecycle of Lucentis®, including the expansion into Diabetic Macula Edema, and Retinal Vein Occlusion. He also contributed to the pre-launch commercial planning of Beovu® in wet AMD at Novartis, as well as the $3.4 billion divestiture of Xiidra® for Dry Eye Disease to Novartis, during his tenure at Shire. Mr. Campbell most recently served as Senior Vice President and Head of Commercial at Viatris Eye Care which acquired Oyster Point Pharma, where he led the commercial build for the launch of Tyrvaya® in Dry Eye Disease. Mr. Campbell holds a Bachelor of Science degree from Auburn University and is an Executive Education graduate from the University of Pennsylvania, Wharton School of Business.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

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PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners Email:silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited